NO ACT File Support

PE 4-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

[redacted]

08045163

April 22, 2008

PROCESSED
MAY 16 2008
THOMSON REUTERS

Received SEC
APR 22 2008
Washington, DC 20549

Act	Securities Exchange Act of 1934
Section	
Rule	Rule 102 of Regulation M
Public Availability	April 22, 2008

David B. Rockwell, Esq.
Sullivan & Cromwell LLP
1 New Fetter Lane
London, EC4A 1AN
United Kingdom

Re: UBS AG
File No. TP 08-42

Dear Mr. Rockwell:

In your letter dated April 22, 2008, as supplemented by conversations with the staff of the Division of Trading and Markets ("Staff"), you request on behalf of UBS AG, a corporation organized under the laws of Switzerland ("UBS"), the Staff's concurrence that the allotment of UBS Shares by UBS to its shareholders in connection with a stock dividend being conducted by UBS (the "Stock Dividend") will not constitute a "distribution" within the meaning of Rule 100 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act"). In the alternative, you request that the Staff grant exemptive relief from, or to confirm that the Staff will not recommend that the Securities and Exchange Commission (the "Commission") take enforcement action under, Rule 102 of Regulation M under the Exchange Act in connection with the Stock Dividend.

In particular, you seek relief from Rule 102 of Regulation M to permit UBS and certain UBS Affiliates to conduct specified transactions outside the United States in UBS Shares during the Stock Dividend. Specifically, you request that (i) UBS IB be permitted to continue to engage in market making and principal client facilitation activities as described in your letter; (ii) UBS IB be permitted to continue to engage in derivatives market making and hedging activities as described in your letter; (iii) UBS IB be permitted to continue to engage in unsolicited brokerage activities as described in your letter; (iv) UBS Wealth Management be permitted to continue to engage in wealth management activities as described in your letter; (v) UBS Global Asset Management be permitted to continue to engage in asset management activities as described in your letter; and (vi) UBS GT be permitted to continue to engage in employee share and option plan activities as described in your letter.

You also seek relief to permit certain UBS Affiliates to conduct specified transactions in the United States in UBS Shares during the Stock Dividend. Specifically, you request that: (i) UBS Securities LLC be permitted to continue to engage in unsolicited brokerage activities as described in your letter; (ii) UBS Wealth Management U.S. be permitted to continue to engage in wealth management activities as described in your letter; and (iii) UBS Global

Asset Management be permitted to continue to engage in asset management activities as described in your letter.

We have attached a copy of your correspondence to avoid reciting the facts set forth therein. Unless otherwise noted, each defined term in our response has the same meaning as defined in your letter.

In your letter, you make the following representations, among others:

- UBS is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act;

- The Stock Dividend, *i.e.*, a bonus issue of new UBS Shares, will be structured similarly to a rights issue under which UBS's shareholders are to be allotted entitlements (the "Entitlements") to receive new UBS Shares. However, unlike in a rights issue, the Entitlements will have a subscription price of zero. The new UBS Shares will be allotted for free and paid out by conversion of UBS's freely available reserves into nominal share capital (and, as a result, UBS will not receive any proceeds from the proposed bonus issue of new UBS Shares), a structure which is governed, and mainly dictated, by Swiss law;

- During 2007, the worldwide average daily trading volume ("ADTV") of UBS Shares was approximately 17,328,414 shares, or CHF 1,167 million (or approximately US$ 1,033 million at the exchange rate on December 28, 2007) in value, and in February and March 2008, the worldwide ADTV of UBS Shares was approximately 29,441,207 shares, or CHF 991 million (or approximately US$ 996 million at the exchange rate on March 31, 2008) in value;

- UBS's aggregate market capitalization as of December 28, 2007 was approximately CHF 108.7 billion (or approximately US$ 96.2 billion at the exchange rate on December 28, 2007) and UBS's free-float adjusted market capitalization was approximately CHF 101.1 billion (or approximately US$ 89.5 billion at the exchange rate on December 28, 2007). As of March 31, 2008, UBS's aggregate market capitalization was approximately CHF 59.8 billion (or approximately US$ 60.1 billion at the exchange rate on March 31, 2008) and UBS's free-float adjusted market capitalization was approximately CHF 55.2 billion (or approximately US$ 55.5 billion at the exchange rate on March 31, 2008);

- The UBS Shares comprised 10.2% of the Swiss Market Index, 8.5% of the Swiss Performance Index, and 8.7% of the Swiss Leader Index as of December 28, 2007;

- SWX Europe is the principal trading market for UBS Shares and trading on the SWX Europe accounted for approximately 92.9% of the worldwide ADTV in UBS Shares during 2007. In February and March 2008, SWX Europe accounted for approximately 88.1% of the worldwide ADTV in UBS Shares;

- The number of UBS Shares to be issued in connection with the Stock Dividend will represent approximately 5% of the current issued share capital of UBS;

- UBS maintains and enforces written "Chinese Wall" policies and procedures to prevent price-sensitive information from passing between any area in which Market Activities are conducted and any other area of UBS in which price-sensitive information relating to UBS Shares would be available;

- UBS IB conducts its market making and principal client facilitation activities, derivatives market making and hedging activities, and unsolicited brokerage activities outside the United States;

- UBS Wealth Management and UBS Global Asset Management conduct their wealth management and asset management activities both outside and inside (as discussed below) the United States;

- UBS GT conducts its employee share and option plan activities outside the United States;

- All of the Market Activities together (counting all sides of each trade in which it participates) conducted by the Companies as described in your letter accounted for approximately 10.5% of the worldwide ADTV of UBS Shares in 2007;

- The withdrawal of a significant market maker in UBS Shares (and in derivatives on UBS Shares) in the primary market for those shares, which are among the most actively traded on SWX Europe, for an extended period of time would have serious harmful effects in the home market and, indirectly, in the US market, for the UBS Shares, including a significant imbalance of buy and sell orders, which could cause greater volatility and reduced liquidity;

- UBS IB, UBS Wealth Management, UBS Global Asset Management, and UBS GT have each confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of its businesses and in accordance with applicable Swiss law, the Laws of the United Kingdom and other local laws;

- In the United States, UBS conducts a securities business through a separate subsidiary, UBS Securities LLC, which is registered with the Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority and the NYSE. UBS Securities LLC will only engage in unsolicited brokerage activities in the normal course of its business with its customers;

- In the United States, UBS Wealth Management U.S. conducts its wealth management business through UBS Financial Services, Inc., UBS International Inc. and UBS Financial Services Incorporated of Puerto Rico, each of which is registered with the Commission as a broker-dealer and investment adviser, as well as through an OCC-regulated branch of UBS AG and through UBS Bank USA, a Utah ILC. Each of these entities will only engage in wealth management activities in the normal course of its business with its customers; and

- In the United States, UBS Global Asset Management conducts a business group through three separate sub-groups: Alternative & Quantitative, Real Estate and Equities, Fixed Income & Global Investment Solutions, which are U.S. registered investment advisers. Each of these entities will only engage in asset management activities in the normal course of its businesses with its customers.

Response:

Based on the facts and representations that you have made in your letter, but without necessarily concurring in your analysis, the Staff will not recommend to the Commission enforcement action under Rule 102 Regulation M if the UBS IB, UBS Wealth Management, UBS Global Asset Management, UBS GT and UBS Securities LLC (collectively, the "Companies") continue to engage in the transactions described in your letter during the Stock Dividend, subject to the following conditions:

1. None of the transactions of the Companies described in your letter shall occur in the United States, with the exception of the unsolicited brokerage, wealth management, and asset management activities of certain UBS Affiliates as described in your letter:

2. All of the transactions described in your letter for which you seek relief shall be effected in the ordinary course of business and not for the purpose of facilitating the Stock Dividend;

3. The Shareholder Information Brochure that was distributed to UBS's shareholders, including shareholders located in the United States, discloses the possibility of, or the intention to make, the transactions described in you letter;

4. UBS and each of the Companies will provide to the Division of Trading and Markets ("Division"), upon request, a time-sequenced schedule of all such transactions made during the Stock Dividend. Such schedule will include:

    (a) size, broker (if any), time of execution, and price of the transactions;
    (b) the exchange, quotation system, or other facility through which the transactions occurred, and

(c) whether the transactions were made for a customer account or a proprietary account;

5. Upon request of the Division, UBS and each of the Companies will transmit the information requested in item 4 (above) to the Division at its offices in Washington DC within 30 days of its request;

6. UBS and each of the Companies shall retain all documents and other information required to be maintained pursuant to this letter for at least two years following the completion of the Stock Dividend;

7. Representatives of UBS and each of the Companies shall be made available (in person at the offices of the Commission in Washington, DC or by telephone) to respond to inquiries of the Division relating to their records; and

8. Except as otherwise directed by this letter, UBS and each of the Companies will comply with Regulation M.

This position concerns enforcement action only and does not represent a legal conclusion with respect to the applicability of statutory or regulatory provisions of the federal securities laws. Moreover, this position is based on the facts you have presented and the representations you have made, and any different facts or conditions may require a different response. In addition, this position is subject to modification or revocation if at any time the Commission or the Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with UBS. This Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any federal or state laws to, the proposed transactions.

Very truly yours,

Josephine J. Tao
Assistant Director

Attachment

SULLIVAN & CROMWELL LLP
A LIMITED LIABILITY PARTNERSHIP
TELEPHONE: +44 (0)20-7959-8900
FACSIMILE: +44 (0)20-7959-8950
WWW.SULLCROM.COM

RECEIVED
2008 MAY -2 AM 11:40
SEC / M

One New Fetter Lane
London EC4A 1AN, England

FRANKFURT • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

April 22, 2008

Division of Trading and Markets,
Securities and Exchange Commission,
100 F Street, NE,
Washington, D.C. 20549.

Attention: James A. Brigagliano, Associate Director, Division of Trading and Markets

Re: UBS AG: Request for Staff Concurrence as to Absence of Distribution under Rule 100 of Regulation M; Request for Exemptive and/or No-Action Relief from Rule 102 of Regulation M

Ladies and Gentlemen:

We are writing as counsel to UBS AG ("UBS"), a corporation (*Aktiengesellschaft*) organized under the laws of Switzerland, about the application of Regulation M to transactions by UBS and its affiliates (the "UBS Affiliates", and each a "UBS Affiliate"), in the ordinary shares of UBS ("UBS Shares") during the allotment of UBS Shares to be made by UBS to its shareholders in connection with the stock dividend outlined below (the "Stock Dividend").

Specifically, UBS proposes to replace the cash dividend for the financial year ended December 31, 2007 with a stock dividend, i.e., a bonus issue of new UBS Shares. Technically, this bonus issue will be structured similarly to a rights issue under which UBS's shareholders are to be allotted entitlements (the "Entitlements") to receive new UBS Shares. However, unlike in a rights issue, the Entitlements will have a subscription price of zero. The new UBS Shares will be allotted for free and paid out by conversion of UBS's freely available reserves into nominal share capital. This structure, further described below, is governed, and mainly dictated, by Swiss law.

In this connection, on behalf of UBS, we are seeking the Staff's concurrence that the allotment of UBS Shares by UBS to its shareholders in connection with the Stock Dividend will not constitute a "distribution" within the meaning of Rule

100 of Regulation M. In the alternative, we ask the Staff to grant exemptive relief from, or to confirm that the Staff will not recommend that the Securities and Exchange Commission (the "SEC") take enforcement action under, Rule 102 of Regulation M in connection with the continuation by UBS and the UBS Affiliates, in the ordinary course of their respective businesses as described below and in accordance with applicable local law, to engage in the following activities during the Stock Dividend:

- ***Market Making and Principal Client Facilitation in UBS Shares***: UBS Investment Bank ("UBS IB") regularly makes bids and offers for UBS Shares on SWX Europe Limited ("SWX Europe")[1] and on Chi-X Europe Limited ("Chi-X") and regularly purchases and sells UBS Shares on SWX Europe and on Chi-X and in the over-the-counter market in Switzerland (and, in some cases, elsewhere outside the United States). UBS IB effects these transactions for its own account in order to provide liquidity to the trading market for UBS Shares and to facilitate customer transactions.

- ***Derivatives Market Making and Hedging***: As a derivatives market maker, UBS IB issues, buys and sells derivatives on UBS Shares for its own account and for the account of its customers on the EUREX exchanges ("EUREX"), on Scoach[2] and in the over-the-counter market in Switzerland, the United Kingdom and elsewhere outside the United States. These derivatives may include both currently existing and newly designed listed and over-the-counter options, warrants, convertible securities and other structured products (including exchange-traded funds and other portfolio-type instruments) relating to UBS Shares or to baskets or indices including UBS Shares, as well as futures on the foregoing. UBS IB engages in derivatives market-making activities in order to provide liquidity to the derivatives market and to facilitate customers' derivatives transactions.[3] In addition, UBS IB solicits and effects trades in UBS

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1 Prior to March 3, 2008, SWX Europe operated under the name virt-x Exchange Limited.

2 Scoach is a joint venture for structured products founded by the Swiss Financial Market Services AG and Deutsche Börse AG on October 23, 2006. The jointly owned exchange operates trading facilities in Frankfurt through Scoach Europa Ltd. (for Germany and other countries of the European Union) and Zurich through Scoach Switzerland Ltd. (for Switzerland). Scoach Europa Ltd. and Scoach Switzerland Ltd. are supervised by the national stock-exchange supervisory bodies of their respective jurisdictions.

3 These market activities also include UBS IB's market-making in derivatives conducted on a contractual basis with investors.

Shares for its own account and for the accounts of its customers for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) of UBS and its customers that are established in connection with UBS IB's derivatives market-making activities. These hedging transactions are effected on SWX Europe, on Chi-X and in the over-the-counter market in Switzerland (and, in some cases, elsewhere outside the United States).

- ***Unsolicited Brokerage in UBS Shares***: UBS IB effects unsolicited brokerage transactions in UBS Shares by placing orders on SWX Europe or on Chi-X or effecting trades in the over-the-counter market in Switzerland, the United Kingdom, and elsewhere outside the United States. These transactions arise from unsolicited buy or sell orders received by UBS IB from its customers. In addition, UBS Securities LLC, UBS IB's affiliated U.S. broker-dealer, may also engage in unsolicited brokerage activities of the kind described above with its customers in the United States. We ask that the requested relief also cover such activities.

- ***Trading in UBS Shares and Derivatives by UBS Wealth Management***: UBS's wealth management business units, Wealth Management International & Switzerland and Wealth Management U.S. (collectively, "UBS Wealth Management"), which are included in the business group Global Wealth Management & Business Banking ("GWM&BB"), provide, among other products and services, worldwide investment services to high net worth and other affluent individuals.[4] As part of its ordinary advisory investment management activities on behalf of its clients, UBS Wealth Management buys and sells UBS Shares and derivatives on UBS Shares for its clients' accounts. The market activities of UBS Wealth Management are conducted both outside and inside (through direct and indirect subsidiaries) the United States and primarily in Switzerland and the U.K. through the facilities of SWX Europe and in the United States through the facilities of the NYSE.

- ***Trading in UBS Shares and Derivatives by UBS Global Asset Management***: UBS's asset management division, UBS Global Asset Management, provides traditional, alternative and real estate investment solutions to private clients, financial intermediaries and institutional investors worldwide. As part of its ordinary investment management activities on behalf of its clients, UBS Global Asset Management buys and

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4 Wealth Management U.S. also provides advisory investment services to retail customers in the United States.

sells UBS Shares and derivatives on UBS Shares for its clients' accounts. The market activities of UBS Global Asset Management are conducted both outside and inside of the United States and primarily in Switzerland and the U.K. through the facilities of SWX Europe and in the United States through the facilities of the NYSE.

- ***Trading in UBS Shares Pursuant to Employee Incentive Plans.*** UBS's group treasury department ("UBS GT") regularly purchases UBS Shares on the open market to facilitate the grant of awards or the exercise of options pursuant to the terms of UBS's employee share and option plans, and buy-back UBS Shares that are forfeited or sold in accordance with those plans. These activities are conducted in accordance with UBS's fiduciary duties arising from those plans.

In addition to the market activities described above, UBS Affiliates intend to engage in various market activities relating to the Entitlements.

The availability of the exemptive and/or no-action relief UBS is requesting (if the Stock Dividend is deemed to be a distribution under Regulation M) would be conditioned on the disclosure and record-keeping undertakings outlined below.

The following representations about the market for UBS Shares and UBS's market activities have been provided to us by UBS.

I. The Market for the UBS Shares

The UBS Shares are listed on the SWX Swiss Exchange (the "SWX") (trading on SWX Europe, a wholly-owned affiliate of SWX), the New York Stock Exchange (the "NYSE") and the Tokyo Stock Exchange. During 2007, the worldwide average daily trading volume of UBS Shares was approximately 17,328,414 shares, or CHF 1,167 million (or approximately US$ 1,033 million at the exchange rate on December 28, 2007) in value.[5] As of December 28, 2007, UBS's aggregate market capitalization was approximately CHF 108.7 billion (or approximately US$ 96.2 billion at the exchange rate on December 28, 2007) and UBS's free-float adjusted market capitalization was approximately CHF 101.1 billion (or approximately US$ 89.5 billion

5 In February and March 2008, the worldwide average daily trading volume of UBS Shares was approximately 29,441,207 shares, or CHF 991 million (or approximately US$ 996 million at the exchange rate on March 31, 2008) in value.

at the exchange rate on December 28, 2007). As of December 28, 2007, UBS was the fourth largest listed Swiss company in terms of market capitalization.[6]

SWX Europe is the principal trading market for UBS Shares. During 2007, SWX Europe accounted for approximately 92.9% of the worldwide average daily trading volume in UBS Shares. During 2007, the average daily trading volume of UBS Shares on SWX Europe was approximately 16,094,377 shares, or CHF 1,086 million (or approximately US$ 961 million at the exchange rate on December 28, 2007) in value.[7]

SWX Europe was founded in 2001. It is a recognized investment exchange under the U.K. Financial Services and Markets Act 2000 (the "FSMA") supervised by the U.K. Financial Services Authority (the "FSA"). SWX Europe operates, among others, a European Union ("EU")-regulated market segment and a U.K. exchange-regulated market segment for Swiss blue chip equities and related securities. The procedure for listing Swiss blue chip equities is under the authority of the SWX, while admission to trading and trading on SWX Europe are under the authority of the FSA. Swiss blue chip equities listed by SWX are admitted to trading on SWX Europe.

SWX Europe provides for an electronic trading order book. It is an order-driven market with transactions occurring through the automatic matching of buy and sell orders. In general, orders are executed giving priority to price and then to time of entry.

In 2007, the aggregate turnover on SWX Europe was in excess of CHF 2 trillion, of which CHF 1.9 trillion related to Swiss equity securities. As of December 28, 2007, the overall market capitalization of equity securities traded on SWX Europe was approximately CHF 1.1 trillion. As of December 28, 2007, there were 1,045 securities admitted to trading on SWX Europe (excluding exchange-traded funds), of which 40 were Swiss securities and the remainder pan-European securities.

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6 As of March 31, 2008, UBS's aggregate market capitalization was approximately CHF 59.8 billion (or approximately US$ 60.1 billion at the exchange rate on March 31, 2008) and its free-float market capitalization was approximately CHF 55.2 billion (or approximately US$ 55.5 billion at the exchange rate on March 31, 2008). As of March 31, 2008, UBS was the fifth largest listed Swiss company in terms of market capitalization.

7 In February and March 2008, SWX Europe accounted for approximately 88.1% of the worldwide average daily trading volume in UBS Shares and the average daily trading volume of UBS Shares on SWX Europe was approximately 25,945,280 shares, or CHF 871 million (or approximately US$ 875 million at the exchange rate on March 31, 2008) in value.

There are a number of key market indices under the authority of the SWX. These market indices include, among others, (i) the Swiss Market Index (the "SMI"), which is comprised of 20 equity securities of the most prominent companies listed on the SWX and, as of December 28, 2007, represented approximately 82.6% of the free-float total market capitalization of the SWX, (ii) the Swiss Performance Index (the "SPI"), which consists of SWX-traded equity securities of companies domiciled or having their principal place of business in Switzerland or the Principality of Liechtenstein, and (iii) the SLI Swiss Leader Index (the "SLI"), which includes the 30 most liquid domestic stocks traded on the Swiss equity market, including the equity securities included in the SMI. SWX Europe serves as a trading platform for the shares included in the SMI and the SLI.

The UBS Shares are a significant component of SWX Europe and the SWX. The UBS Shares comprised 10.2% of the SMI, 8.5% of the SPI and 8.7% of the SLI as of December 28, 2007.

The UBS Shares are also traded on Chi-X. Founded in 2006, Chi-X is an FSA-authorized securities firm operating as a multilateral trading facility for the trading of a wide range of European equities. Chi-X is an indirect subsidiary of Nomura Holdings, Inc.[8] Trading on Chi-X accounted for less than 0.1% of the worldwide average daily trading volume in UBS Shares during 2007.

In May 2000, UBS listed the UBS Shares on the New York Stock Exchange ("NYSE"). The UBS Shares are listed on the NYSE in the form of shares; UBS is not aware that there are any UBS Shares trading in the form of American Depositary Shares (ADSs) in the United States. During 2007, the average daily trading volume of UBS Shares on the NYSE was approximately 1,212,933 shares, or CHF 80 million (or approximately US$ 70 million at the exchange rate on December 28, 2007) in value. During 2007 the United States accounted for approximately 6.9% of worldwide average daily trading volume in the UBS Shares.[9]

The UBS Shares are also traded on the Tokyo Stock Exchange, which accounted for less than 0.1% of the worldwide average daily trading volume during 2007.

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8 A consortium of 13 firms, including UBS, has taken a minority stake in Chi-X at the beginning of 2008.

9 In February and March 2008, the average daily trading volume of UBS Shares on the NYSE was approximately 3,340,980 shares, or CHF 115 million (or approximately US$ 115 million at the exchange rate on March 31, 2008) in value. In February and March 2008, the United States accounted for approximately 11.3% of worldwide average daily trading volume in the UBS Shares.

II. Market Activities

UBS is a global, integrated financial services firm with businesses in private banking, asset management, investment banking and retail and commercial banking. UBS has offices worldwide and its principal executive offices are located in Zurich and Basel, Switzerland. UBS is a foreign private issuer as defined in Rule 3b-4(c) under the Securities Exchange Act of 1934.

UBS IB is part of UBS, but operates as a separate division. UBS IB conducts a full-service securities business. Although UBS IB has offices throughout the world outside the United States, its principal executive offices are located in Zurich, and the market activities for which UBS is seeking relief will be managed principally by representatives in Zurich and London. UBS IB is regulated by and licensed under the Swiss Federal Act on Banks and Savings Institutions and the Swiss Federal Act on Stock Exchanges and Securities Trading (the "SESTA") in Switzerland and the Financial Services Act in the United Kingdom, among other laws and regulations.

In the United States, UBS conducts a securities business through a separate subsidiary, UBS Securities LLC, which has its principal offices in Stamford, Connecticut and New York City. UBS Securities LLC is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority and the NYSE. UBS Securities LLC will not engage in the UBS IB activities for which UBS is seeking relief (other than unsolicited brokerage); rather these activities (including unsolicited brokerage) will be conducted by UBS IB outside the United States as described below.

UBS Wealth Management is part of GWM&BB, which operates as a separate business group and is comprised of the Swiss, international and U.S. wealth management businesses, along with UBS's Swiss corporate and retail banking unit. Wealth Management International & Switzerland's principal offices are located in Zurich. In the United States, Wealth Management U.S. conducts its wealth management business principally through UBS Financial Services, Inc., an SEC-registered broker-dealer and investment adviser, which is a wholly-owned indirect subsidiary of UBS. UBS Financial Services is headquartered in Weehawken, New Jersey, and has more than 400 offices across the United States.

UBS Global Asset Management operates as a separate business group. Outside the United States, its principal offices are in Zurich, Basel, London and Hong Kong. In the United States, it is comprised of three separate business sub-groups: Alternative & Quantitative, Real Estate and Equities, Fixed Income & Global Investments Solutions. All three sub-groups operate out of separate, wholly-owned subsidiaries of UBS, which are U.S. registered investment advisers. The principal offices for the Alternative & Quantitative and Equities, Fixed Income & Global Investments

Solutions sub-groups are in Chicago, Illinois, while the Real Estate sub-group has its principal offices in Hartford, Connecticut.

UBS GT is part of UBS Corporate Center, a department of UBS, with principal executive offices in Zurich. UBS GT is principally responsible for the management of UBS' financial resources and financial infrastructure. Among other responsibilities, UBS GT manages UBS group's equity, including UBS's treasury shares, taking into account financial ratios and regulatory capital requirements.

UBS has confirmed that the activities described below, for which it is requesting relief (the "Market Activities"), are permitted under and would be conducted in accordance with applicable Swiss, U.K. and other local laws. In addition, UBS has confirmed that all of the Market Activities described below together (counting all sides of each trade in which it participates) accounted for approximately 10.5% of the average worldwide trading volume in UBS Shares in 2007.

UBS has established "Chinese Wall" procedures to prevent price-sensitive information from passing between any area in which the Market Activities are conducted and any other area of UBS in which price sensitive information relating to UBS Shares would be available. Accordingly, during restricted periods prior to announcements of earnings results or other material developments that have not yet become public, all market-making and other ordinary course market activities are permitted to continue. UBS will continue to maintain these Chinese Wall procedures during the execution of the Stock Dividend.

Market Making and Principal Client Facilitation in UBS Shares. UBS IB conducts its market-making activities outside the United States and manages these activities from Zurich and London. UBS IB purchases and sells UBS Shares as principal to facilitate customer transactions and provide liquidity to the market. Most of these market-making transactions are effected on SWX Europe, with the balance effected on Chi-X and in the Swiss over-the-counter market and, in some cases, the over-the-counter markets elsewhere outside the United States. As noted above, SWX Europe is an order-matching system, not an inter-dealer market with formal, officially designated market makers. Thus, with regard to UBS Shares, neither UBS IB nor any other dealer is obligated to make a market or to comply with any particular market-maker requirements, and they are free to discontinue market making at any time. During 2007, UBS IB was one of the largest market makers in the UBS Shares, accounting for approximately 8.3% of SWX Europe average daily trading volume in the UBS Shares. UBS IB engages in the Market Activities described above solely in the ordinary course of business and not in contemplation of the Stock Dividend, although the Stock Dividend may result in greater selling pressure and thus higher volumes of transactions by UBS IB.

Derivatives Market Making. UBS IB conducts its derivatives market-making activities outside the United States and manages these activities principally from

Zurich and London. In Switzerland, UBS IB is admitted under EUREX rules as a market maker, and is one of the most significant market makers in derivatives on UBS Shares, accounting for approximately 5.7% of the average daily market-making volume in such derivatives in 2007. This activity involves the issuance, purchase and sale of derivative products for its own account and for the accounts of its customers on EUREX, on Scoach and in the over-the-counter market in Switzerland, the United Kingdom and elsewhere outside the United States.[10] These derivative products may include both currently existing and newly designed listed and over-the-counter options, warrants and other securities (including exchange-traded funds and portfolio-type instruments) that are exercisable for or convertible into, or the value of which is determined by reference to, UBS Shares or proprietary or third-party baskets or indices including UBS Shares. These derivatives may also include futures on the foregoing.[11] UBS IB's derivatives market making involves issuing, purchasing and selling derivatives on UBS Shares in order to facilitate customer orders and provide liquidity to the market.[12]

In addition, as a result of its derivatives market making, UBS IB will maintain varying positions in these derivatives, and its financial exposure to movements in the price of the UBS Shares will vary from time to time. In order to manage this financial exposure, UBS IB continually enters into hedging transactions that involve, in whole or in part, purchases and sales of UBS Shares for UBS IB's own account. UBS IB also effects brokerage transactions in UBS Shares, on an unsolicited basis, on behalf of its customers in order to assist them in hedging their derivatives positions.

UBS IB engages in the Market Activities described above solely in the ordinary course of its business and not in contemplation of the Stock Dividend. These Market Activities occur primarily on SWX Europe, with the balance occurring on Chi-X and in the over-the-counter market in Switzerland and, in some cases, the over-the-counter markets elsewhere outside the United States.

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10 This may include NYSE Euronext, OMX, IDEM (the Italian Derivatives Exchange Market) or Bolsa de Madrid.

11 UBS's derivative market activities include the use of Equity Investor. Equity Investor is a web-based tool which enables UBS's client advisors to create tailor-made structured products online. Trading, hedging, securitization and settlement on Equity Investor are executed on a fully automated basis. UBS's client advisors use this platform principally in Switzerland and Germany. Since 2003, more than 35,000 individual structured products have been issued based on this platform.

12 These market activities also include UBS IB's market-making in derivatives conducted on a contractual basis with investors.

Unsolicited Brokerage. UBS IB effects unsolicited brokerage transactions in UBS Shares by placing orders on SWX Europe or Chi-X or effecting trades as agent in the over-the-counter market in Switzerland, the United Kingdom and elsewhere outside the United States. These transactions arise from unsolicited buy and sell orders received from its customers. As noted above, UBS Securities LLC may also engage in unsolicited brokerage transactions with its customers in the United States. UBS IB and UBS Securities LLC engage in the Market Activities described above solely in the ordinary course of their respective businesses and not in contemplation of the Stock Dividend.

Trading in UBS Shares by UBS Wealth Management. As part of its wealth management activities, UBS Wealth Management buys and sells securities, including UBS Shares and derivatives on UBS Shares, for its clients' accounts pursuant to discretionary or non-discretionary mandates.[13] Under applicable laws, including Swiss laws and the laws of New York, among others, and subject to the terms of any contractual arrangements as in effect from time to time between UBS Wealth Management and its clients, UBS Wealth Management has a fiduciary duty to conduct its investment advisory management activities in a manner that is in the best interests of its clients and is prohibited by contract and by law from taking into account any factors other than the interest of its clients in making investment decisions. In addition, UBS Wealth Management has fiduciary or similar duties to make recommendations as to non-discretionary advisory accounts in a manner that is in the best interests of its clients. UBS Wealth Management also has a contractual duty to follow the investment instructions of clients holding non-discretionary advisory and brokerage accounts.

Accordingly, UBS Wealth Management would be prohibited by contract and by law from following a directive by UBS to cease trading UBS Shares or derivatives on UBS Shares during the Restricted Period (as defined below), unless UBS Wealth Management believed that cessation of such trading was in the best interests of its clients. Similarly, UBS Wealth Management would be prohibited by contract and by law from following a UBS directive to bid for or purchase UBS Shares or derivatives on UBS Shares unless it independently concluded that such bids or purchases were in the best interests of its clients.

For the 12 months ended December 31, 2007, these activities of UBS Wealth Management accounted for approximately 1.8% of the worldwide average daily trading volume of UBS Shares, all of which was executed through UBS IB and is included in the UBS IB figures given above. UBS Wealth Management engages in these Market Activities solely in the ordinary course of business and not in contemplation of the Stock Dividend. These Market Activities are conducted both outside and inside the

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13 Derivatives investment activities also includes the use of the Equity Investor platform (see Note 9 above).

United States and primarily in Switzerland and the U.K. through the facilities of SWX Europe and in the United States through the facilities of the NYSE.

Trading in UBS Shares by UBS Global Asset Management. As part of its investment management activities, UBS Global Asset Management buys and sells securities, including UBS Shares and derivatives on UBS Shares, for its clients' accounts pursuant to various mandates, including actively managed core portfolios, growth, quantitative or passive strategies. Under applicable laws, including Swiss laws and the laws of New York, among others, and subject to the terms of any contractual arrangements as in effect from time to time between UBS Global Asset Management and the relevant client accounts, UBS Global Asset Management has a fiduciary duty to oversee client accounts in a manner that is in the best interests of its clients. UBS Global Asset Management is prohibited by contract and by law from taking into account any factors other than the interest of the beneficiaries of client accounts in making investment decisions.

Accordingly, UBS Global Asset Management would be prohibited by contract and by law from following a directive by UBS to cease trading UBS Shares and derivatives on UBS Shares during the Restricted Period, unless UBS Global Asset Management believed that cessation of such trading was in the best interests of the beneficiaries of client accounts. Similarly, UBS Global Asset Management would be prohibited by contract and by law from following a UBS directive to bid for or purchase UBS Shares or derivatives on UBS Shares unless it independently concluded that such bids or purchases were in the best interests of the beneficiaries of client accounts.

For the 12 months ended December 31, 2007, these activities of UBS Global Asset Management accounted for less than 0.3% of the worldwide average daily trading volume of UBS Shares, of which a substantial portion was executed through UBS IB and is included in the figures given for UBS IB above. UBS Global Asset Management engages in these Market Activities solely in the ordinary course of business and not in contemplation of the Stock Dividend. These Market Activities are conducted both outside and inside the United States and primarily in Switzerland and the U.K. through the facilities of SWX Europe and in the United States through the facilities of the NYSE.

Trading in UBS Shares Pursuant to Employee Incentive Plans. UBS GT regularly purchases UBS Shares on the open market to facilitate the grant of awards or the exercise of options pursuant to the terms of UBS's employee share and option plans, and buy-back UBS Shares that are forfeited or sold in accordance with those plans. These activities are conducted in accordance with UBS' fiduciary duties arising from those plans.

These activities of UBS GT historically have represented a small proportion of all trading in UBS Shares, and for the 12 months ended December 31,

2007, the average daily trading volume of UBS Shares traded pursuant to these activities represented approximately 1.2% of the worldwide average daily trading volume of UBS Shares. UBS GT engages in the Market Activities described above solely in the ordinary course of its business and not in contemplation of the Stock Dividend.

In addition to the Market Activities, UBS Affiliates intend to engage in various market activities relating to the Entitlements, which are expected to be tradable on SWX Europe.[14]

III. The Stock Dividend

UBS proposes to replace the cash dividend for the financial year ended December 31, 2007 with a stock dividend, i.e., a bonus issue of new UBS Shares.

As outlined above, this bonus issue will be structured similarly to a rights issue under which UBS's shareholders are to be allotted the Entitlements to receive new UBS Shares. However, unlike in a rights issue, the Entitlements will have a subscription price of zero. Specifically, new UBS Shares will be allotted for free as per the procedure described below and paid out by conversion of a maximum of CHF 10,370,000 of UBS's freely available reserves into nominal share capital. As a result, UBS will not receive any proceeds from the proposed bonus issue of new UBS Shares. The structure of this bonus issue is governed, and mainly dictated, by Swiss law. The bonus issue is expected to be tax efficient for many shareholders resident in Switzerland and for those in many other jurisdictions.

In a first step, UBS's shareholders will be allotted Entitlements *pro rata*, i.e., one Entitlement for each UBS Share they own at the record date, which is currently expected to be April 25, 2008. UBS's shareholders will then be able (i) either to exercise their Entitlements to receive new UBS Shares for free pursuant to the exchange ratio (the "Exchange Ratio") determined by UBS's Board of Directors (the "Board of Directors"), (ii) or to sell their Entitlements in order to obtain cash proceeds, (iii) or to buy additional Entitlements in the secondary market or (iv) to remain passive, in which case their Entitlements will be automatically exchanged for free into a number of new UBS Shares corresponding to the Exchange Ratio or an integral multiple thereof. The Entitlements are expected to be tradable on the U.K. exchange-regulated market segment of SWX Europe but not on the NYSE.

Under Swiss law, the bonus issue required the shareholders to approve the creation of authorized capital in an amount not to exceed CHF 10,370,000

14 Among other things, UBS IB intends to engage into market-making and brokerage transactions in the Entitlements outside the United States, and UBS GT intends to buy fractions for the purpose of rounding fractional Entitlements. UBS Securities LLC may also engage in certain of those activities in the United States.

(approximately USD 10,266,300 at current exchange rates), or 103,700,000 new UBS Shares with a nominal value of CHF 0.10 each (corresponding to approximately 5% of the current issued share capital of UBS). The shareholders adopted this resolution at an extraordinary general meeting on February 27, 2008. On April 15, 2008, the Board of Directors established the Exchange Ratio of 20:1 (i.e., 20 Entitlements will be necessary to get one new UBS Share), so that – to the extent possible – the theoretical value of the Entitlements will broadly reflect the value of the cash dividend paid by UBS for the financial year ended December 31, 2006, subject to fluctuations in the market price of UBS Shares.

The record date for the allotment of the Entitlements is expected to be April 25, 2008, after the close of business. As mentioned above, UBS's shareholders will then be able to trade the Entitlements on SWX Europe from April 28 through May 9, 2008 (the "Entitlement Trading Period") in order to monetize their Entitlements or, as the case may be, sell or aggregate their fractions (fractions will arise when shareholders hold a number of Entitlements that is not an integral multiple of the Exchange Ratio). Entitlements held after the end of the Entitlement Trading Period will automatically be exchanged for free into new UBS Shares at the Exchange Ratio. Entitlements representing fractions of a new UBS Share held after the end of the Entitlement Trading Period will be cancelled and will not be compensated by UBS in its capacity as issuer.[15] The record date for the allotment of the new UBS Shares is expected to be May 15, 2008, after the close of business. First trading day and delivery of the new UBS Shares is expected to take place on May 19, 2008.[16]

UBS has filed with the SEC a Registration Statement on Form F-3 (File No. 333 – 150143) to register the Entitlements and the new UBS Shares under the Securities Act of 1933 (the "Securities Act"). Pursuant to the rules of the SEC, the Registration Statement is an automatic shelf registration statement within the meaning of Rule 405 under the Securities Act and became effective upon filing with the SEC.

IV. Application of Regulation M

UBS believes there is substantial doubt as to whether the Stock Dividend constitutes a distribution of UBS Shares within the meaning of Rule 100 of Regulation

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15 Automatic cash settlement of fractions will be provided for only where UBS Shares are held directly with BNY Mellon Shareowner Services (and not through the Depositary Trust Company) or where UBS Shares are held in the form of physical share certificates and recorded in the Swiss share register.

16 The actual dates of events contemplated in relation to the Stock Dividend described above could change.

M.[17] In its Concept Release No. 34-33924, the SEC characterizes the definition of "distribution" under the anti-manipulation rules as "functional" as it is meant to provide greater guidance and certainty to the types of offerings that would give rise to an incentive to artificially condition the market for the offered security and, therefore, fall within the anti-manipulation rules.[18]

Since, in a first step, the Entitlements will be allotted for free and, in a second step, new UBS Shares will also be allotted for free upon exercise or automatic exchange of the Entitlements, there will be no offering for value of new UBS Shares and, therefore, UBS believes that there will be no distribution within the meaning of Regulation M. In its Shareholder Information Brochure mailed on January 31, 2008, UBS stated that it would not pay any cash dividend for the financial year ended December 31, 2007. At the extraordinary shareholders' meeting described above, shareholders were, therefore, not requested to forego any pre-existing and vested right to payment of a cash dividend for the Stock Dividend but solely to approve the creation of authorized capital required to implement the Stock Dividend.[19]

In addition, UBS believes that the risk of market manipulation by UBS Affiliates in connection with the Stock Dividend is immaterial. Specifically, since the subscription price of the new UBS Shares is zero and new UBS Shares will be allotted for free, there is no risk that the market price of UBS Shares declines below the subscription price. The Entitlements will always be in-the-money and the Stock Dividend cannot be unsuccessful because of a decline in the market price of UBS Shares. Moreover, since the Stock Dividend is a bonus issue of new UBS Shares, UBS will not receive any proceeds from (i) the allotment of nil-paid Entitlements, (ii) the trading in the

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17 With regard to the Entitlements, we note that to the extent they can be seen as functional equivalent of rights in a rights offering, bids for and purchase of the Entitlements are not subject to Rules 101 and 102. The SEC confirmed the treatment of rights in a rights offering under Regulation M in its Release No. 34-38067 (see 1996 SEC LEXIS 3482), which UBS believes to apply by analogy to the Entitlements.

18 See 1994 SEC LEXIS 1302. The Release also states that the anti-manipulation rules are intended to assure prospective investors in a securities offering that the offering's price has not been influenced improperly by persons who have a significant interest in the success of the offering.

19 See Release No. 33-929 (Letter of General Counsel discussing the question of whether a sale of a security is involved in the payment of a dividend), 1936 SEC LEXIS 849.

Entitlements in the secondary market during the Entitlement Trading Period[20] or (iii) the free allotment of new UBS Shares upon exercise or automatic exchange (after the end of the Entitlement Trading Period) of the Entitlements.[21] As described above, those new UBS Shares will be paid out by conversion of UBS's free reserves into share capital. For these reasons, the Stock Dividend does not exhibit the risk-reward profile of rights offerings and will not give rise to the risk of price manipulation inherent in rights offerings.

Nevertheless, in the light of the structure of the Stock Dividend, we are, on behalf of UBS, submitting in the alternative this request for exemptive and/or no-action relief from Rule 102 of Regulation M.

We have assumed that, if the Stock Dividend were to be deemed to create a distribution within the meaning of Regulation M, the restricted period for the Stock Dividend (the "Restricted Period") would begin prior to its launch and would end upon the completion of the Stock Dividend. Thus, the Restricted Period is likely to last several weeks.

As affiliates or separately identifiable departments of UBS that regularly purchase securities for their own accounts and the accounts of others or recommend and exercise investment discretion with respect to the purchase of securities, UBS IB, UBS Securities LLC, UBS Wealth Management, UBS Global Asset Management and UBS GT may be deemed to be "affiliated purchasers" of the issuer, as defined in Rule 100 of Regulation M.[22] As such, market activities of the UBS Affiliates will (if the Stock Dividend is deemed to be a distribution) be subject to Rule 102 throughout the Restricted Period.

Under Rule 102, the UBS Affiliates will not be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, UBS Shares during the Restricted Period unless one of the specified exceptions under the applicable rule is

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20 For the sake of completeness, UBS and its affiliates may, however, earn trading or brokerage fees from their contemplated market activities in the Entitlements.

21 We note that the absence of proceeds to the issuer has traditionally been a key factor under the SEC's practice, e.g., 1976 SEC No-Act. LEXIS 2332.

22 UBS IB would not qualify for the exception to the definition of "affiliated purchaser" because, among other things, it intends to act as a market maker and engage as a broker-dealer in solicited transactions in UBS Shares during the Restricted Period.

available.[23] There are no exceptions available under Rule 102 that would permit the UBS Affiliates to engage in the Market Activities. Therefore, without the requested exemptive and/or no-action relief, the UBS Affiliates would not be permitted to engage in the Market Activities for an extended period of time, which is likely to last several weeks.

UBS believes that the withdrawal of UBS IB as a principal market maker in UBS Shares in the primary market for those shares, which are among the most actively traded on SWX Europe, for such an extended period of time would have serious harmful effects in the home market, and, indirectly, in the U.S. market, for the UBS Shares. These effects could include a significant imbalance of buy and sell orders, particularly given the large number of shares to be distributed in the Stock Dividend, and thus greater volatility and reduced liquidity.

As UBS IB is a principal market maker in derivatives on UBS Shares, if UBS IB is precluded from conducting market-making activities in the derivatives, the application of Regulation M could have serious adverse effects on the Swiss market for the derivatives, as well as on UBS IB's ability to manage hedge positions maintained by UBS IB and its customers previously established in connection with this activity.

UBS IB and UBS Securities LLC may also be unable to execute brokerage orders in UBS Shares submitted by their customers in the normal course, thereby forcing their customers to take their orders elsewhere or to refrain from trading in UBS Shares. It would be a significant burden on these customers to require them to transfer their UBS Shares to a securities account elsewhere or to have UBS IB or UBS Securities LLC place orders with another bank, in order to make trades with respect to UBS Shares.

UBS Wealth Management and UBS Global Asset Management have both fiduciary or similar duties under applicable laws to conduct their respective investment activities in the best interests of their respective clients. Accordingly, UBS Wealth Management and UBS Global Asset Management would be prohibited from trading in UBS Shares and derivatives on UBS Shares unless doing so complied with the terms and conditions that governed their relationships with their respective clients.

UBS GT may also be unable to purchase UBS Shares in the open market to facilitate the grant of awards or the exercise of options pursuant to the terms of UBS's employee share and option plans or to purchase UBS Shares from UBS's employee share

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23 While derivatives on UBS Shares generally would not be "covered securities" under Regulation M, the derivatives market making that UBS IB conducts may, in some cases, be regarded as involving inducements to purchase UBS Shares. To avoid uncertainty, we ask that the exemption and/or no-action relief we are requesting apply to the derivatives market making as well as the derivatives hedging and other activities in UBS Shares described in this letter.

and option plans consistent with UBS GT's past practice and in accordance with UBS's fiduciary duties arising from those plans. UBS believes that these activities will not have a significant effect on the market price of UBS Shares.

Regulation M normally would not interfere with market-making and other market activities in actively traded securities, such as the UBS Shares. However, because the UBS Affiliates are affiliated purchasers of the issuer, they cannot rely on the actively traded securities exception to do what market makers for large U.S. issuers are normally allowed to do during distributions by those issuers. For these reasons, UBS asks the Staff to provide an exemption from, or to confirm that the Staff will not recommend that the SEC take enforcement action under, Regulation M in connection with the continuation by UBS and the UBS Affiliates to engage in the Market Activities during the Restricted Period, as permitted under market practice and applicable laws.

V. The Regulatory Market in the United Kingdom

Trading of securities on SWX Europe is governed by U.K. rules on insider trading, price manipulations and market abuse, among other things.[24]

The FSMA contains the main body of rules relating to the financial markets in the United Kingdom. The FSA is an independent body that regulates the financial services industry in the United Kingdom. The FSA is responsible for market supervision and has a powerful enforcement armory, including powers to investigate, publish information, censure, suspend the marketing of securities and, above all, impose unlimited civil fines on both companies and individuals who have engaged in market abuse or required or encouraged another person to do so. Part VIII of the FSMA gives the FSA power to impose penalties upon any person who has engaged in market abuse or has required or encouraged another person to do so. Behavior caught by the market abuse regime falls into categories such as misuse of information, conduct that is likely to mislead market participants and conduct that is likely to distort the market.

Part VIII of the FSMA, which implements the Market Abuse Directive (the "Directive"), is the principal source of law relating to market abuse in the United Kingdom. Section 118 of the FSMA specifies five types of behavior that are considered to be market abuse:

(i) insider dealing -- where an "insider" (as defined below) deals or attempts to deal in securities on the basis of "inside information" (as defined below);

24 According to the Memorandum "Regulatory Framework for Issuers, Trading of SWX-listed Securities on virt-x" issued by SWX Europe, the Swiss rules may, however, apply concurrently. Those rules are described below under Section VI.

(ii) improper disclosure -- where an insider discloses inside information to someone else other than in the proper performance of their duties;

(iii) manipulating transactions -- where a transaction gives a false or misleading impression to the market of the supply, demand, price or value of a security or secures the price of a security at an artificial level (unless the transaction is carried out for a legitimate reason and in conformity with an "accepted market practice");

(iv) manipulating devices -- where a transaction employs a fictitious device or other form of deception or contrivance; and

(v) misleading dissemination -- where false or misleading information is knowingly or negligently disseminated to the market.

In addition, there are two residual categories that cover types of behavior not caught by one of the above categories but which involve either:

(i) the misuse of relevant information that is not generally available to the market; or

(ii) other forms of misleading behavior or market distortion,

in each case, that a regular user of the market in question would consider to be a failure to observe reasonable standards of behavior.

"Inside information" is defined as information of a precise nature that is not generally available but which, if made generally available, would be likely to have a significant effect on the price of the company's securities. Information is deemed likely to have a significant effect on price "if and only if it is information of a kind which a reasonable investor would use as part of the basis for his investment decisions." In relation to the insider dealing and improper disclosure offenses of the market abuse regime, the definition of inside information is extended to include information that is indirectly related to the company as well. This extends the definition to include, for example, information, such as a change in tax treatment, which relates to a particular business sector that could impact the share price of all companies in that sector equally, in addition to information that relates solely to a specific issuer. An "insider" is a person who has inside information as a result of:

(i) membership of the administrative, management or supervisory board of a company that has securities admitted to trading;

(ii) holding securities in such a company;

(iii) his employment, profession or duties;

(iv) any criminal activities; or

(v) other means, but where he or she knows, or could reasonably be expected to know, that he or she holds inside information.

Two safe harbors are expressly provided under the Directive for price-stabilizing activities and repurchases of one's own shares.

In addition, the Code of Market Conduct published by the FSA sets out conclusive guidance on the types of behavior that will not amount to market abuse. These broadly include:

(i) dealing with the benefit of trading information, for example, where the inside information one holds is the knowledge that one is planning to deal;

(ii) takeover activity, including stakebuilding, the seeking of irrevocable undertakings and the making of arrangements to issue securities or offer cash as part of a takeover offer;

(iii) disclosure of inside information that is required by the Listing Rules, Disclosure Rules or Prospectus Rules; and

(iv) behavior conforming with certain express provisions of the City Code on Takeovers and Mergers (the "Code"), *provided* the behavior is expressly required or expressly permitted by the rule in question *and* the behavior also conforms with the General Principles under the Code.

The market abuse regime contained in Part VIII of the FSMA is supplemented in the U.K. by Part V of the Criminal Justice Act 1993 (the "CJA"), which imposes criminal sanctions for insider dealing and market manipulation. Part V of the CJA contains two criminal offenses. The first offense, the "dealing" offense, is aimed at those who deal in particular kinds of securities and in "specified circumstances" on the basis of "inside information." The second offense, the "tipping" offense, has two possible limbs. It is committed either by disclosing inside information or by encouraging another to deal in particular kinds of securities and in specified circumstances. The "specified circumstances" are that the dealing occurs on a regulated market or, that the person dealing relies on a professional intermediary or is himself a professional intermediary. In order to fall within the definition of "inside information" set out in the CJA, the information must:

(i) relate to a particular issuer or security;

(ii) be specific or precise;

(iii) not have been made public; and

(iv) if it were to be made public, be likely to have a significant effect on the price of any security.

There are some general defenses to these offenses, such as a reasonable belief that the information had been disclosed widely enough or, that the defendant did not expect dealing to result in a profit attributable to the fact that the information was price sensitive or evidence that the recipient of inside information would have acted the same way without the information. The criminal offenses prescribed by Part V of the CJA can only be committed by individuals. However, any act on the part of a corporate body may be taken on its behalf by a director, officer or employee.

SWX Europe also takes measures to ensure that information necessary to maintain a transparent market is made public. Order book executions are automatically reported by the trading system. During market hours, off-order book trades must be reported to SWX Europe as close to real time as possible and in any case within three minutes of their execution. Transactions are automatically disclosed to all members. Trades executed off market hours must be reported to SWX Europe at the latest 15 minutes prior to the following trading day's opening.

VI. The Swiss Regulatory Market

In Switzerland, UBS's market activities are governed by the Swiss Federal Act on Banks and Savings Institutions, the Swiss Code of Obligations, the SESTA and the Swiss Penal Code. The SESTA covers, among other things, professional trading in securities and related disclosure. Based on the authority conferred by the SESTA, the SWX oversees trading activities, i.e., price formation, conclusion and execution of transactions to ensure that insider trading, price manipulation and other breaches of law may be detected. The SWX possesses a Surveillance Office, which has responsibility for market supervision and for reporting suspected breaches of the law to the Swiss Federal Banking Commission (the "SFBC"), which coordinates investigations. If the SFBC becomes aware of potential criminal offenses, it is mandated to so notify the prosecuting authorities immediately.

Insider trading and price manipulation in Switzerland are criminal offenses prohibited under Articles 161 and 161bis of the Swiss Penal Code. Specifically, criminal sanctions are imposed if, among others:

(i) a member of the board of directors, the management or the auditors or an agent of a company, a company controlling or a company under the control of such company (each a "Relevant Person"), or an auxiliary of a Relevant Person abuses or disseminates a confidential fact that relates to a forthcoming issuance of new equity securities, a merger or a similar event of comparable significance, the dissemination of which is likely to significantly influence the price of shares, other securities or value-rights of a company or of options on such instruments (provided such instruments are traded on the principal or pre-market of a Swiss exchange); or

(ii) a person who directly or indirectly obtains knowledge of such act from a Relevant Person abuses such information; or

(iii) a person knowingly disseminates misleading information; or

(iv) a person carries out transactions in securities directly or indirectly on his or her own account, or for the accounts of persons linked together for that purpose (this includes fraudulent techniques such as wash sales and matched orders),

and, in both (i) and (ii) above, the offender realizes or at least tries to realize a gain for himself or herself or a third person, and in (iii) and (iv) above, the offender intends to significantly affect the prices of securities traded on a Swiss stock exchange to procure an illegitimate gain for himself or herself or a third person.

In addition, the SWX General Rules (the "General Rules") that are binding upon UBS as a participant of the SWX prohibit sham transactions, i.e., transactions that do not have any commercial significance, including wash trades, improper matched orders or in-house crosses on the trading book. If an SWX participant violates stock exchange laws or regulations, breaches contractual agreements entered into with the SWX, including the General Rules, or engages in unfair trading activities, the SWX may impose sanctions consisting of, among others, a reprimand, suspension or withdrawal of the license as a participant, and a fine or contractual penalty of up to CHF 10 million. The SWX is entitled to publish sanctions and the reasons for imposing them.

Broker-dealers in Switzerland are required to keep a daily record of orders received and transactions carried out, in which all information necessary to enable the reconstruction of the transactions and the supervision of the related operations must be recorded. As a rule, all on- and off-exchange transactions relating to securities of Swiss or foreign companies that are admitted to trading on a Swiss exchange, whether carried out in Switzerland or abroad, must be reported. This applies also to securities of Swiss companies that are listed on SWX and traded on SWX Europe. Under the SWX rules, on-exchange transactions are automatically reported by the trading system. During market hours, off-exchange transactions that are not automatically reported by the trading system must be reported to SWX within thirty minutes of their execution. Transactions executed outside market hours must be reported to SWX prior to the following trading day's opening at the latest.

The SWX also takes measures to ensure that information necessary to maintain a transparent market is made public. This applies, in particular, to prices and volumes of listed securities traded on and off the SWX.

VII. Relief Requested

As discussed above, UBS is seeking the Staff's concurrence that the allotment of UBS Shares by UBS to its shareholders in connection with the Stock Dividend will not constitute a "distribution" within the meaning of Rule 100 of Regulation M. In the alternative, UBS is asking the Staff to grant exemptive relief from, or to confirm that the Staff will not recommend that the SEC take enforcement action under, Rule 102 of Regulation M in connection with the continuation by UBS and the UBS Affiliates to engage in the Market Activities. UBS and the UBS Affiliates would conduct these activities in the ordinary course of their respective businesses and in accordance with applicable law in the U.K., Swiss and other non-U.S. markets, all as described in this letter. UBS also asks for relief to permit UBS Securities LLC to engage in unsolicited brokerage activities, and to permit UBS Wealth Management and UBS Global Asset Management to continue trading UBS Shares and derivatives on UBS Shares, in each case in the normal course of business in the United States as described in this letter.

In contemplation of the relief being requested, UBS has included disclosure in the shareholder information brochure that was distributed to its shareholders, including shareholders located in the United States. The disclosure was substantially as follows:

> "During the distribution of Entitlements and new UBS shares, UBS and certain UBS affiliates intend to engage in various dealing and brokerage activities involving the Entitlements and UBS Shares when and to the extent permitted by applicable law. Among other things, UBS and certain of its affiliates, as the case may be, intend (1) to make a market in the Entitlements and UBS Shares by purchasing and selling the Entitlements and UBS Shares for their own account; (2) to engage in solicited and unsolicited transactions, as principal or agent, in the Entitlements; (3) to engage in unsolicited brokerage transactions in UBS Shares with their customers; (4) to make a market, from time to time, in derivatives (such as options, warrants and other instruments) relating to UBS shares for their own account and the accounts of their customers; (5) to engage in trades in UBS Shares for their own account and the accounts of their customers for the purpose

of hedging their positions established in connection with the derivatives market making described above; and (6) to engage in repurchases of UBS Shares consistent with UBS group treasury's past practice. These activities may occur on SWX Europe, Chi-X, Scoach, in the over-the-counter market in Switzerland or elsewhere outside the United States of America. In addition, when and to the extent permitted by applicable law, UBS's affiliated U.S. broker-dealer, UBS Securities LLC, may engage in solicited and unsolicited brokerage transactions in the Entitlements and in unsolicited brokerage transactions in UBS Shares in the United States of America.

UBS and its affiliates are not obliged to make a market in or otherwise purchase the Entitlements, UBS Shares or derivatives on UBS Shares and any such market making or other purchases may be discontinued at any time. These activities could have the effect of preventing or retarding a decline in the market prices of the Entitlements and the UBS Shares."

As a condition to the relief being requested, UBS will undertake to keep records (the "Records") of the date and time at which UBS Shares are purchased or sold, the market in which the purchase or sale is effected, the amount of UBS Shares purchased or sold and the price of the purchase or sale, for each purchase or sale of UBS Shares that the UBS Affiliates make during the Restricted Period (this information will not include any client-specific data the disclosure of which is restricted under local law). UBS will maintain the Records for a period of two years following the end of the Restricted Period. Upon the written request of the Director of the Division of Trading and Markets of the SEC, UBS will make the Records available at the SEC's offices in Washington, D.C.

In connection with the relief requested by UBS in this letter, please note that similar exemptive and/or no-action relief from Regulation M was granted to UBS under your exemptive letter of September 22, 2000,[25] to Allianz AG under your exemptive letter of April 10, 2003,[26] to The Royal Bank of Scotland Group plc under your exemptive letter of July 23, 2007[27], and to Barclays PLC under your exemptive letter of August 7, 2007.[28]

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25 See 2000 SEC No-Act. LEXIS 915.

26 See 2003 SEC No-Act. LEXIS 845.

27 See 2007 SEC No-Act. LEXIS 545.

28 See 2007 SEC No-Act. LEXIS 555.

If you have any questions about this request, please do not hesitate to contact me (+44-20-7959-8575) or David Harms (212-558-3882) in our New York office. We appreciate your assistance in this matter.

Very truly yours,

David B. Rockwell

cc: Paul Dudek, Esq.
(Division of Corporation Finance
Securities and Exchange Commission)

Jean-Pierre Mathey
Louis Eber
Niall O'Toole
Dr. Dieter Probst
Christian Helbling
Dr. Sebastian Harsch
(UBS AG)

bcc: Michael Wiseman
David Harms
Rebecca J. Simmons
(Sullivan & Cromwell LLP)

END